thomas c carey t 617 443 9292 x259 tcarey@bromsun.com

August 18, 2005

Via FedEx

Mr. Jeffrey Riedler
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0309

United States Securities and Exchange Commission
Washington, D.C. 20549

Re	Integrated Pharmaceuticals, Inc. Amendment No. 4 to Form 10-SB/A Our File 2430/14 Your File 0-50960

Dear Mr. Riedler:

We have reviewed your letter dated June 1, 2005. Enclosed in response to your letter please find three copies of a red-lined version of Amendment No. 4 to the Form 10SB, showing the changes that have been made since the filing of Amendment No. 3 to the Form 10SB, to which your March 7, 2005 letter relates.

We have the following responses to the points that your letter raises.

General

1.	Please update your financial statements to include the statements as of and for the three months period ended March 31, 2005 in compliance with Item 310 of Regulation S-B.

The enclosed Amendment No. 4 includes financial statements for the six month period ended June 30, 2005, as well as the years ended December 31, 2003 and 2004.

Item 1: Description of Business

2.
Please update the financial data included in your disclosure to include the most recent financial data. As a few examples only, your disclosure relating to research and development, accumulated losses, cash position and other information should be updated to include March 31, 2005 numbers.

The financial data in the Form 10SB has been updated to include figures current through at least June 30, 2005.

Jeffrey Riedler
Securities and Exchance Commission
August 18, 2005

3.
If the $6 million, 5-year supply agreement with the distributor and the $2.5 million license agreement with the other distributor are material contracts of the Company, you should name the two parties explicitly and disclose the material terms of the two agreements, including aggregate milestone payments, royalty payments, term and termination provisions.

The Form 10SB now names to parties to the agreements and discusses their material terms.

4.
Please note that issuers registered under Section 12 of the Exchange Act are required to file periodic and other reports with the Commission. In this regard, we note you have not filed the required report for the first quarter of 2005. Please advise or file the Form 10-QSB.

The Company filed a delaying amendment regarding the effectiveness of its Form 10SB, and thus is not yet subject to the reporting requirements of the Exchange Act. For that reason, it believes that it would be premature to file periodic and other reports. The Company is prepared to commence filings periodic and other reports upon the effectiveness of this Form 10SB, and hereby requests acceleration of the effectiveness of this Exchange Act registration statement.

Financial Statements - December 31, 2004
Statements of Operations, page 3

5.
As you are designated as a development stage company, please provide your statement of operations for the period February 1, 2003 (inception of development stage) to December 31, 2004 in accordance with SFAS 7.

The Company is designated as a development stage company beginning February 1, 2003. All revenue and cost of sales were allocable to January 2003, when the Company was still doing contract research for other entities. All applicable expenses for the development stage (February 1, 2003 through December 31, 2004) are included in the appropriate column of the statement of operations in the accompanying financial statements, in accordance with SFAS 7.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Recent Accounting Pronouncements, pg. 9

6.	Please disclose the pro-forma effects of the effects of adoption of SFAS 151 for the year ended December 31, 2003 as if you adopted as of January 1, 2003.

The Company had no pro forma effects related to the adoption of SFAS 151 as it relates to inventory and idle facility costs, as the Company had no inventory at December 31, 2003, and did not incur expenses directly related to its production facility until September 2004.

Jeffrey Riedler
Securities and Exchance Commission
August 18, 2005

Kindly advise us as to when and whether this registration statement shall be come effective so that Integrated Pharmaceuticals and its officers and directors may commence compliance with their reporting requirements under the Exchange Act.

Sincerely,

/s/ Thomas Carey
Thomas Carey

cc:	Chinmay Chatterjee James Peklenk James Atkinson Zafar Hasan